Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement File Nos. 333-231083 / 333-231083-02

Issuer Free Writing Prospectus, dated May 7, 2021

Bunge Limited Finance Corp.

2.750% Senior Notes Due 2031

(the “Notes”)

Pricing Term Sheet

This Free Writing Prospectus relates only to the Senior Notes of Bunge Limited Finance Corp. due May 14, 2031, and should only be read together with the Preliminary Prospectus Supplement dated May 7, 2021 relating to the Senior Notes of Bunge Limited Finance Corp. due May 14, 2031. Unless otherwise indicated, terms used but not defined herein have the meanings assigned to such terms in the Preliminary Prospectus Supplement.

Issuer:	Bunge Limited Finance Corp.
Guarantor:	Bunge Limited
Expected Ratings (Moody’s / S&P / Fitch)*:	Baa3 / BBB / BBB-
Principal Amount:	$1,000,000,000
Maturity Date:	May 14, 2031
Coupon:	2.750%
Price to Public:	99.722% of the principal amount
Yield to Maturity:	2.782%
Spread to Benchmark Treasury:	+ 120 basis points
Benchmark Treasury:	1.125% due February 15, 2031
Benchmark Treasury Price:	95-28
Benchmark Treasury Yield:	1.582%
Interest Payment Dates:	May 14 and November 14, beginning on November 14, 2021
Trade Date:	May 7, 2021
Settlement Date**:	May 14, 2021 (T+5)
CUSIP/ISIN:	120568 BC3 / US120568BC39

Optional Redemption:

At any time prior to February 14, 2031 (three months before maturity), BLFC may elect to redeem and repay the Notes, at any time in whole, or from time to time in part, at a redemption price equal to the greater of 100% of the principal amount of the Notes to be redeemed, and the sum of the present values of the remaining scheduled payments of principal and interest (at the rate in effect on the date of calculation of the redemption price) on the Notes to be redeemed that would be due if such Notes matured on February 14, 2031 (exclusive of interest accrued but unpaid to the date of redemption) discounted to their present value as of such redemption date on a semi-annual basis (assuming a 360 day year consisting of twelve 30 day months) at the applicable Treasury Yield, as determined by the Reference Treasury Dealers, plus 20 basis points, in each case, plus accrued and unpaid interest, if any, on the Notes to the date of redemption.

On or after February 14, 2031 (three months before maturity), BLFC may elect to redeem and repay the Notes, in whole or in part from time to time at a redemption price equal to 100% of the principal amount of the Notes being redeemed on the redemption date. BLFC will pay accrued and unpaid interest on the Notes redeemed to the redemption date. See “Description of the Notes—Optional Redemption by BLFC” in the preliminary prospectus supplement for more information.

Joint Book-Running Managers:	Goldman Sachs & Co. LLC Citigroup Global Markets Inc. J.P. Morgan Securities LLC Wells Fargo Securities, LLC SMBC Nikko Securities America, Inc.
Senior Co-Managers:

BBVA Securities Inc.

BMO Capital Markets Corp.

BNP Paribas Securities Corp.

BofA Securities, Inc.

Credit Agricole Securities (USA) Inc.

ING Financial Markets LLC

Mizuho Securities USA LLC

Natixis Securities Americas LLC

Rabo Securities USA, Inc.

Standard Chartered Bank

U.S. Bancorp Investments, Inc.

Co-Managers:

Academy Securities, Inc.

ANZ Securities, Inc.

Barclays Capital Inc.

Commerz Markets LLC

Credit Suisse Securities (USA) LLC

Deutsche Bank Securities Inc.

DZ Financial Markets LLC

HSBC Securities (USA) Inc.

ICBC Standard Bank Plc

Morgan Stanley & Co. LLC

PNC Capital Markets LLC

Santander Investment Securities Inc.

SG Americas Securities, LLC

TD Securities (USA) LLC

Truist Securities, Inc.

UniCredit Capital Markets LLC

* Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**We expect that delivery of the Notes will be made to investors in book-entry form through the facilities of The Depository Trust Company and its participants, including Euroclear Bank, SA/NV and Clearstream Banking S.A., on or about May 14, 2021, which will be the fifth business day following the date of this pricing term sheet (such settlement cycle being referred to as “T+5”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes before the second business day prior to May 14, 2021 will be required, by virtue of the fact that the Notes initially settle in T+5, to specify an alternate settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes prior to the second business day before the delivery of the Notes should consult their advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus supplement and accompanying prospectus related to that registration statement and other documents that Bunge Limited, the Guarantor, has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, any underwriter or any dealer participating in the offering will arrange to send you the prospectus if you request it by calling Goldman Sachs & Co. LLC at 1-212-902-1171, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, J.P. Morgan Securities LLC collect at 1-212-834-4533, or Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

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